

**Sean Dixon**
May 18 ·

*INVESTOR UPDATE*

The Tiny Home and CamperVan markets are projected to reach 13.5 BILLION by 2027--

Invest now! https://wefunder.com/simply.tiny.development

Simply Tiny Development has surpassed the 20k mark on our crowdfunding campaign!! Thank you to the 31 investors who have joined our mission so far! There is still time left to receive early bird terms for those of you who have not invested!

Incentives include:
-Discounted Stock
-Capital Gains Tax Exclusions (post entity conversion)
-A chance to use business as a "force for good!"

P.S.
This is one of our homes pictured below : )

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

